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                                                                       EXHIBIT 1

     The Company's loss for the quarter ended July 31, 1999 is estimated to be approximately $202,000, compared to loss of $87,334 for the three months ended July 31, 1998. The increase in loss is the result of decreased revenues and increased operating expenses.